March 12, 2021
Correspondence Filing Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Re:    Cleveland-Cliffs Inc.
Registration Statement on Form S-4 Filed
March 12, 2021
Ladies and Gentlemen:
On the date hereof, Cleveland-Cliffs Inc., an Ohio corporation (the “Company”), and Cannon Automotive Solutions – Bowling Green, Inc., Cleveland-Cliffs Burns Harbor LLC, Cleveland-Cliffs Cleveland Works LLC, Cleveland-Cliffs Columbus LLC, Cleveland-Cliffs Investments Inc., Cleveland-Cliffs Kote Inc., Cleveland-Cliffs Kote L.P., Cleveland-Cliffs Minorca Mine Inc., Cleveland-Cliffs Monessen Coke LLC, Cleveland-Cliffs Plate LLC, Cleveland-Cliffs Railways Inc., Cleveland-Cliffs Riverdale LLC, Cleveland-Cliffs South Chicago & Indiana Harbor Railway Inc., Cleveland-Cliffs Steel Corporation, Cleveland-Cliffs Steel Holding Corporation, Cleveland-Cliffs Steel Holdings Inc., Cleveland-Cliffs Steel LLC, Cleveland-Cliffs Steel Management Inc., Cleveland-Cliffs Steel Properties Inc., Cleveland-Cliffs Steelton LLC, Cleveland-Cliffs Steelworks Railway Inc., Cleveland-Cliffs Tek Inc., Cleveland-Cliffs Tek Kote Acquisition Corporation, Cleveland-Cliffs Tek L.P., Cleveland-Cliffs Tubular Components LLC, Cleveland-Cliffs Weirton LLC, Cliffs Mining Company, Cliffs Minnesota Mining Company, Cliffs TIOP Holding, LLC, Cliffs TIOP II, LLC, Cliffs TIOP, Inc., Cliffs UTAC Holding LLC, Fleetwood Metal Industries, LLC, IronUnits LLC, Lake Superior & Ishpeming Railroad Company, Metallics Sales Company, Mid-Vol Coal Sales, Inc., Mountain State Carbon, LLC, Northshore Mining Company, PPHC Holdings, LLC, Precision Partners Holding Company, Silver Bay Power Company, SNA Carbon, LLC, The Cleveland-Cliffs Iron Company, Tilden Mining Company L.C. and United Taconite LLC (collectively, the “Guarantors” and, together with the Company, the “Registrants”) filed with the Securities and Exchange Commission (the “Commission”) the Registration Statement on Form S-4 (the “Registration Statement”) relating to the offer to exchange (the “Exchange Offer”) up to $73,298,000 aggregate principal amount of the Company’s 7.00% Senior Guaranteed Notes due 2027 (the “Exchange Notes”) registered under the Securities Act of 1933 (the “Securities Act”) for any and all of the Company’s outstanding 7.00% Senior Guaranteed Notes due 2027, which were issued on March 16, 2020.
The Registrants are registering the Exchange Offer in reliance on the Commission staff’s position enunciated in the letters issued to Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991) and Shearman & Sterling (available July 2, 1993). In accordance with the Commission staff’s position set forth in those letters, the Registrants make the following representations to the Commission:
1.The Registrants have not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Registrants’ information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding to participate in the distribution of the Exchange Notes to be received in the Exchange Offer.
2.The Registrants will make each participant in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is using the Exchange Offer to participate in the distribution of the Exchange Notes to be acquired in the Exchange Offer, such person (a) cannot rely on the Commission staff’s position enunciated in Exxon Capital Holdings Corporation or similar letters and (b) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Registrants acknowledge that such a secondary resale transaction should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K promulgated under the Securities Act.
3.The Registrants will make each participant in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that (a) by executing the letter of transmittal or similar documentation, any such broker-dealer represents that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such existing securities pursuant to the Exchange Offer and (b) any such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Registrants or an affiliate of the Registrants to distribute Exchange Notes. The Registrants will include in the letter of transmittal or similar documentation a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.
The Registrants will include, in the transmittal letter or similar documentation to be executed by the exchange offeree in order to participate in the Exchange Offer, representations to the effect that (a) the exchange offeree is acquiring the Exchange Notes in its ordinary course of business, (b) by accepting the Exchange Offer, the exchange offeree represents that it is not engaged in, does not intend to engage in and has no arrangement or understanding with any person to participate in a distribution of the Exchange Notes and (c) the offeree is not an “affiliate” of the Registrants within the meaning of Rule 405 under the Securities Act.

Very truly yours,

CLEVELAND-CLIFFS INC.
CLEVELAND-CLIFFS STEEL LLC
CLIFFS MINING COMPANY
METALLICS SALES COMPANY
NORTHSHORE MINING COMPANY
THE CLEVELAND-CLIFFS IRON COMPANY
TILDEN MINING COMPANY L.C.
By: The Cleveland-Cliffs Iron Company, as its manager

By:	/s/ James D. Graham
Name: James D. Graham
Title: Executive Vice President, Chief Legal Officer & Secretary

CANNON AUTOMOTIVE SOLUTIONS – BOWLING GREEN, INC.
CLEVELAND-CLIFFS STEEL HOLDINGS INC.
CLEVELAND-CLIFFS INVESTMENTS INC.
CLEVELAND-CLIFFS STEEL MANAGEMENT INC.
CLEVELAND-CLIFFS STEEL PROPERTIES INC.
CLEVELAND-CLIFFS TUBULAR COMPONENTS LLC
CLIFFS MINNESOTA MINING COMPANY
CLIFFS TIOP, INC.
CLIFFS UTAC HOLDING LLC
FLEETWOOD METAL INDUSTRIES, LLC
IRONUNITS LLC
LAKE SUPERIOR & ISHPEMING RAILROAD COMPANY
MID-VOL COAL SALES, INC.
MOUNTAIN STATE CARBON, LLC
PPHC HOLDINGS, LLC
PRECISION PARTNERS HOLDING COMPANY
SILVER BAY POWER COMPANY
SNA CARBON, LLC
UNITED TACONITE LLC

By:	/s/ James D. Graham
Name: James D. Graham
Title: Secretary

CLEVELAND-CLIFFS STEEL CORPORATION CLEVELAND-CLIFFS STEEL HOLDING CORPORATION
By:	/s/ James D. Graham
Name: James D. Graham
Title: Vice President, General Counsel and Corporate Secretary
[Signature Page to Exxon Letter]

CLEVELAND-CLIFFS BURNS HARBOR LLC
CLEVELAND-CLIFFS CLEVELAND WORKS LLC
CLEVELAND-CLIFFS COLUMBUS LLC
CLEVELAND-CLIFFS KOTE INC.
CLEVELAND-CLIFFS KOTE L.P.
CLEVELAND-CLIFFS MINORCA MINE INC.
CLEVELAND-CLIFFS MONESSEN COKE LLC
CLEVELAND-CLIFFS PLATE LLC
CLEVELAND-CLIFFS RAILWAYS INC.
CLEVELAND-CLIFFS RIVERDALE LLC
CLEVELAND-CLIFFS SOUTH CHICAGO & INDIANA HARBOR RAILWAY INC.
CLEVELAND-CLIFFS STEELTON LLC
CLEVELAND-CLIFFS STEELWORKS RAILWAY INC.
CLEVELAND-CLIFFS TEK INC.
CLEVELAND-CLIFFS TEK KOTE ACQUISITION CORPORATION
CLEVELAND-CLIFFS TEK L.P.
CLEVELAND-CLIFFS WEIRTON LLC

By:	/s/ James D. Graham
Name: James D. Graham
Title: General Counsel & Secretary

CLIFFS TIOP HOLDING, LLC CLIFFS TIOP II, LLC

By:	/s/ James D. Graham
Name: James D. Graham
Title: General Counsel and Secretary

cc:    Michael J. Solecki, Esq. (Jones Day)
Andrew C. Thomas, Esq. (Jones Day)
[Signature Page to Exxon Letter]